Exhibit 99.1

Royalty Financing with HCRx: GENFIT Announces Approval of the Amendment of the Terms and Conditions of its 2025 OCEANEs

•	All resolutions approved by bondholders
•	Closing of Royalty Financing and receipt of first €130 million instalment expected shortly
•	Upon closing of the Royalty Financing, GENFIT will implement the Repurchase of the 2025 OCEANEs and pay the Consent Fee

Lille (France), Cambridge (Massachusetts, United States), Zurich (Switzerland), March 10, 2025 - GENFIT (Nasdaq and Euronext: GNFT), a biopharmaceutical company dedicated to improving the lives of patients with rare and life-threatening liver diseases (the “Company”), today announces the results of the bondholders’ vote at the general meeting of the 2025 OCEANEs holders which took place this Monday, March 10, 2025 at 2:30pm (Paris time): all resolutions proposed by the Company were approved.

General meeting of the 2025 OCEANEs holders

The terms and conditions of the 2025 OCEANEs contained a negative pledge clause which limited the ability of the Company to grant security interests to its creditors upon its present or future assets or revenues. The closing of the royalty financing with HCRx (the “Royalty Financing”), which was signed and announced by GENFIT on January 30, 2025, was subject to approval of 2025 OCEANEs bondholders of an amendment to this negative pledge clause, allowing for the grant of the security interest contemplated in the Royalty Financing documentation, and other customary closing conditions.

All resolutions proposed by the Company to the bondholders were approved unanimously, at 100% of the votes cast, with a quorum of 95.79%.

The Company can therefore move forward with preparation for the closing of the Royalty Financing, which will be announced in a subsequent press release.

The result of the vote resolution by resolution is available on the website of the Company (https://ir.genfit.com/financials/General-Meeting).

Implementation of the Repurchase

As announced on February 10, 2025 and February 14, 2025, the Company proposed to all of the 2025 OCEANEs holders to enter into a Put Option Agreement, pursuant to which the Company unconditionally and irrevocably undertook to repurchase the 2025 OCEANEs of such holder at a price of EUR 32.75 per bond, subject to approval by the general meeting of the 2025 OCEANEs holders of the amendment of the terms and conditions of the 2025 OCEANEs and the closing of

1

the Royalty Financing (the “Repurchase”). Holders have until March 19, 2025 to exercise this option.

The settlement of the Repurchase is expected to occur on March 26, 2025. The repurchased 2025 OCEANEs will be canceled by the Company.

Payment of the Consent Fee

The Company also undertook, subject to the approval of the amendment of the terms and conditions of the 2025 OCEANEs and the closing of the Royalty Financing, to pay a consent fee (the “Consent Fee”) of EUR 0.90 to the holders of 2025 OCEANEs still outstanding after cancellation of the repurchased 2025 OCEANEs. The Consent Fee will only be paid after the Repurchase has taken place. The 2025 OCEANEs that have been bought back by the Company as part of the Repurchase (or that have been converted prior to 5:00 p.m. (Paris time) on the date falling 2 business days prior to the date of payment of the Consent Fee) will thus not receive the Consent Fee.

The payment of the Consent Fee is expected to occur on April 14, 2025.

Anticipated Calendar of Events

March 19, 2025	Deadline for relevant 2025 OCEANEs holders to exercise their put option under the Put Option Agreements
March 26, 2025	Repurchase settlement date
April 14, 2025	Payment of the Consent Fee

ABOUT GENFIT

GENFIT is a biopharmaceutical company committed to improving the lives of patients with rare, life-threatening liver diseases whose medical needs remain largely unmet. GENFIT is a pioneer in liver disease research and development with a rich history and a solid scientific heritage spanning more than two decades. Today, GENFIT has built up a diversified and rapidly expanding R&D portfolio of programs at various stages of development. The Company focuses on Acute-on- Chronic Liver Failure (ACLF). Its ACLF franchise includes five assets under development: VS-01, NTZ, SRT-015, CLM-022 and VS-02-HE, based on complementary mechanisms of action using different routes of administration. Other assets target other serious diseases, such as cholangiocarcinoma (CCA), urea cycle disorder (UCD) and organic acidemia (OA). GENFIT's expertise in the development of high-potential molecules from early to advanced stages, and in pre-commercialization, was demonstrated in the accelerated approval of Iqirvo® (elafibranor1) by the U.S. Food and Drug Administration, the European Medicines Agency and the Medicines and Healthcare Regulatory Agency in the UK for Primary Biliary Cholangitis (PBC). Beyond therapies, GENFIT also has a

1 Elafibranor is marketed and commercialized in the U.S by Ipsen under the trademark Iqirvo®.

2

diagnostic franchise including NIS2+® in Metabolic dysfunction-associated steatohepatitis (MASH, formerly known as NASH for non-alcoholic steatohepatitis) and TS-01 focusing on blood ammonia levels. GENFIT is headquartered in Lille, France and has offices in Paris (France), Zurich (Switzerland) and Cambridge, MA (USA). The Company is listed on the Nasdaq Global Select Market and on the Euronext regulated market in Paris, Compartment B (Nasdaq and Euronext: GNFT). In 2021, Ipsen became one of GENFIT's largest shareholders, acquiring an 8% stake in the Company's capital. www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to GENFIT, including, but not limited to statements about the closing of the Royalty Financing and its implementation, and the implementation calendar of the OCEANEs 2025 Repurchase. The use of certain words, such as "believe", "potential", "expect", “target”, “may”, “will”, "should", "could", "if" and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among others, the uncertainties inherent in research and development, including in relation to safety of drug candidates, cost of, progression of, and results from, our ongoing and planned clinical trials, review and approvals by regulatory authorities in the United States, Europe and worldwide, of our drug and diagnostic candidates, pricing, approval and commercial success of elafibranor in the relevant jurisdictions, exchange rate fluctuations, and our continued ability to raise capital to fund our development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 "Risk Factors and Internal Control" of the Company's 2023 Universal Registration Document filed on April 5, 2024 (no. D.24-0246) with the Autorité des marchés financiers ("AMF"), which is available on GENFIT's website (www.genfit.fr) and the AMF's website (www.amf.org), and those discussed in the public documents and reports filed with the U.S. Securities and Exchange Commission ("SEC"), including the Company’s 2023 Annual Report on Form 20-F filed with the SEC on April 5, 2024, the Half-Year Business and Financial Report dated September 19, 2024 and subsequent filings and reports filed with the AMF or SEC or otherwise made public, by the Company. In addition, even if the results, performance, financial position and liquidity of the Company and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this press release. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACTS

GENFIT | Investors

Tel: +33 3 2016 4000 | investors@genfit.com

GENFIT | Media

Stephanie Boyer – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

 3